Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Coller Secondaries Private Equity Opportunities Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation		Fee Rate		Amount of Filing Fee
Fees to Be Paid	$23,413,254.30	(1)	$153.10	(2)	$3,584.57
Fees Previously Paid	-				-
Total Transaction Valuation	$23,413,254.30	(1)
Total Fees Due for Filing					$3,584.57

Total Fees Previously Paid					-
Total Fee Offsets					-
Net Fee Due					$3,584.57

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price for shares of beneficial interest.

(2)	Calculated at $153.10 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Section 6(b) Filing Fee Rate Advisory for fiscal year 2025.

Table 2 – Fee Offset Claims and Sources

Not applicable.